Exhibit 99.9

BEVCO IRREVOCABLE UNDERTAKING (the Undertaking)

To: Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Acquisition of SABMiller plc (SABMiller)

We understand that AB InBev intends to acquire, directly or indirectly, all the issued and to be issued ordinary share capital of SABMiller by way of a three stage process involving: (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger, further details of which are contained or referred to in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Press Announcement (as defined in paragraph 18) and Schedule 3 of the Co-operation Agreement. This Undertaking sets out the terms and conditions on which we will vote in favour of the UK Scheme and take certain other steps outlined herein in connection with the implementation of the Transaction.

Capitalised terms not defined herein shall have the meaning given to them in the Press Announcement. References to paragraphs shall be to paragraphs in this Undertaking.

This Undertaking is entered into by us conditionally upon, and in consideration of, AB InBev releasing the Press Announcement and in consideration of AB InBev’s promises hereunder.

Shareholdings

1.	We represent and warrant that:

(a)

we are the beneficial owner of 225,000,000 ordinary shares of US$0.10 each in the capital of SABMiller (the Beneficial Shares) and we hold the beneficial interest in such shares free of any encumbrances or third party rights of any kind whatsoever other than, as set out in paragraph 1(c), the Existing Pledge Arrangements;

(b)

Security Services Nominees Limited a/c 2078205, administered by BNP Paribas Securities Services S.A., Jersey Branch is the registered holder of 211,712,000 of the Beneficial Shares and Security Services Nominees Limited a/c 2675000 administered by BNP Paribas S.A., Jersey Branch is the registered holder of the remaining 13,288,000 Beneficial Shares (each such person, a Registered Holder);

(c)

the number of Beneficial Shares encumbered pursuant to the Existing Pledge Arrangements (the Current Pledged Shares) as at the date of this Undertaking is as set out in the definition of Existing Pledge Arrangements in paragraph 18;

(d)

in respect of the Current Pledged Shares, we are able unconditionally to: (i) exercise all voting rights pursuant to the terms of this Undertaking; (ii) make the elections, acceptances and tenders set out in paragraph 8 and perform the matters to which they relate; and (iii) give and perform the undertakings in this Undertaking, in each case free from any restriction, consent, instruction or other requirement other than in circumstances where a Pledge Enforcement Event has occurred;

(e)	there has not been, and is not currently, a Pledge Enforcement Event;

(f)

other than as set out in this paragraph 1, we do not, and nor do our group undertakings (as defined in section 1161 of the Companies Act 2006), have any interest (as defined in the City Code) in any securities of SABMiller, AB InBev or Newco, or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities;

(g)	we have full power and authority to enter into this Undertaking and to perform the obligations under it; and

(h)	we have not, within the period of 30 calendar days prior to the date of this Undertaking, amended or replaced any Facility Agreement other than:

(i)

where such Facility Agreement was amended or replaced on substantially similar terms to the relevant Facility Agreement prior to such amendment or replacement (other than any changes which were reasonably necessary to ensure the continuation of the loans under the Facility Agreements in the context of: (A) differences between shares in SABMiller, Restricted Shares and New Ordinary Shares; (B) the terms of this Undertaking; and (C) the terms of the Transaction); and

(ii)	where such amendment or replacement was not intended to increase the likelihood that we would be able to exercise the termination right under paragraph 27(e) at any time.

Dealings and undertakings

2.        We undertake that before the earlier of: (i) Completion; and (ii) this Undertaking lapsing in accordance with paragraph 27, we shall not without AB InBev’s prior written consent (to be given in AB InBev’s absolute discretion):

(a)

sell, transfer, charge, encumber, grant any option or lien over or otherwise dispose of: (A) any interest in any Beneficial Shares or any other shares in SABMiller issued or unconditionally allotted to, or otherwise acquired by, us before then of which we are the registered holder and beneficial owner (Further SABMiller Shares) or of which we are the beneficial owner but not the registered holder (Further Beneficial Shares); or (B) any Relevant Newco Shares (as defined in paragraph 18), in each case other than:

(i)	pursuant to our election for the Partial Share Alternative or otherwise pursuant to the implementation of the Transaction in accordance with the terms of the Transaction;

(ii)	pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(iii)	pursuant to the terms of paragraph 6;

(iv)

subject to paragraph 3, the mortgaging, pledging, charging, encumbering or otherwise granting a lien or any other security interest on (together, Pledging) any Current Pledged Shares, to the extent that such Current Pledged Shares have been or are simultaneously released from encumbrances under the Existing Pledge Arrangements, as collateral securing our obligations under any bona fide current or future loan or credit facility;

(v)

subject to paragraph 3, Pledging of up to (in aggregate) a further ten million Beneficial Shares to Deutsche Bank AG, London Branch (over and above the 18,000,000 Current Pledged Shares under the Existing Pledge Arrangement with Deutsche Bank AG, London Branch as at the date of this Undertaking) as collateral securing our obligations under any bona fide current or future loan or credit facility;

(vi)

subject to paragraph 3, Pledging Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares to any Secured Party which has entered into a Bank Irrevocable to satisfy margin calls in relation to any Pledge Arrangement within the scope of such Bank Irrevocable;

(vii)

by way of amendment or replacement (any such replacement to be on substantially similar terms to the relevant Pledge Arrangement prior to such replacement (other than any changes which may be reasonably necessary to reflect: (i) differences between shares in SABMiller, Restricted Shares and New Ordinary Shares; (ii) the terms of this Undertaking; and (iii) the terms of the Transaction)) of any Pledge Arrangement provided that such amendment or replacement: (A) except as otherwise permitted by this paragraph 2(a) does not result in any Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares being encumbered thereunder other than those that are encumbered immediately prior to the relevant amendment or replacement under the relevant Pledge Arrangement; (B) does not and will not result in any Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares being encumbered in favour of any party other than the relevant Secured Party to the Pledge Arrangements being amended or replaced; and (C) would not have the effect of frustrating the Transaction and would not circumvent this Undertaking or prevent, restrict or impede us from complying with the terms of this Undertaking and any Bank Irrevocable; or

(viii)

by the continuation of any Encumbrance (such that the Encumbrances relating to the Pledged Shares continue in force) pursuant to the Pledge Arrangements over any Initial Shares received in respect of the Pledged Shares or rights relating to the Pledged Shares held by us on the date on which all the UK Scheme Shares are registered in the name of Newco and the Initial Shares received in respect of the Pledged Shares are issued by Newco to us, provided that:

(A)

during the Restricted Period any such Encumbrance is in favour only of the relevant Secured Party entitled to the benefit of an Encumbrance over the relevant Pledged Shares in respect of which those Initial Shares are issued (each a Restricted Period Pledgee);

(B)

either we have entered into a binding agreement with such Restricted Period Pledgee, or such Restricted Period Pledgee has entered into a Bank Irrevocable with you, pursuant to which the Restricted Period Pledgee irrevocably agrees that during the Restricted Period:

(I)

in no circumstances shall such Restricted Period Pledgee be permitted to exercise any rights or discretion in connection with the Encumbrance relating to such Initial Shares that results in the transfer or disposition of the Initial Shares during the Restricted Period; and

(II)	such Restricted Period Pledgee may not transfer, assign or otherwise dispose of all or any part of its interest in such Encumbrance or any Facility Agreement to which it relates;

(C)	we remain the borrower under the Facility Agreement to which such Encumbrance relates during the Restricted Period;

(D)	we continue to hold the beneficial interest in such Initial Shares and such rights relating thereto at all times during the Restricted Period; and

(E)	such Encumbrance is not otherwise prohibited under this paragraph 2(a);

(ix)

by way of a transfer of the interest of any Secured Party in any Current Pledged Shares to any Affiliate of such Secured Party (or in respect of any Current Unencumbered Shares pursuant to the terms of a Bank Irrevocable), provided that:

(A)

if such Secured Party has entered into a Bank Irrevocable, the Affiliate shall, prior to such transfer: (i) enter into a Bank Irrevocable with the relevant Affiliate on the same terms as the Bank Irrevocable with the Secured Party, subject to any reasonable changes as may be requested by AB InBev; and (ii) comply with the terms of paragraphs 3(a) and 3(c);

(B)

if the transferee ceases to be an Affiliate of the transferor at any time, it shall, within five Business Days of ceasing to be an Affiliate of the transferor, transfer all of its interest in the relevant Pledged Shares to the original transferor or an Affiliate of the original transferor (provided that, to the extent that the relevant Pledged Shares are Current Unencumbered Shares, the original transferor or Affiliate (as applicable) shall enter into a Bank Irrevocable prior to such transfer pursuant to paragraph 3); and

(C)

to the extent that the relevant Pledge Arrangements are amended or replaced in conjunction with such transfer, the provisions of paragraph 2(a)(vii) shall also apply save that in part (B) of that paragraph, the references to the relevant Secured Party to the Pledge Arrangements being amended or replaced shall be treated as a reference to the relevant Secured Party to the Pledge Arrangements being amended or replaced and/or its relevant Affiliate (to the extent that the provisions of this paragraph 2(a)(ix) have been complied with);

(b)

exercise any right to convert or reclassify any Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares into another class or type of security interest in SABMiller or take any other step in relation to any interest in any securities in SABMiller which is inconsistent with the Proposed Structure other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(c)

accept, in respect of the Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares or any Relevant Newco Shares, any offer or other transaction made in competition with or which might otherwise frustrate the Transaction or any part thereof other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(d)

vote in favour of any resolution to approve any scheme of arrangement of SABMiller, or other transaction which is proposed in competition with or which might otherwise frustrate the Transaction or any part thereof other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(e)

vote in favour of or otherwise consent to any matter for the purposes of Rule 21 of the City Code other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(f)

(other than pursuant to the Transaction or, in respect of the Pledged Shares, in connection with the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event or as permitted by paragraphs 2(a)(i) to 2(a)(ix) inclusive) enter into any agreement or arrangement (including, without limitation, which would directly or indirectly have the effect of changing the Pledge Arrangements or any arrangements in place with a Registered Holder, in each case in relation to the Pledged Shares but excluding any agreement or arrangement in accordance with the terms of paragraph 2(a)(i), 2(a)(iv), 2(a)(v), 2(a)(vi), 2(a)(vii), 2(a)(viii) and 2(a)(ix)) incur any obligation or give any indication of intent:

(i)	to do any of the acts prohibited under paragraphs 2(a) to 2(e);

(ii)	in relation to, or operating by reference to, any Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares or any Relevant Newco Shares; or

(iii)	which, in relation to the Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares or any Relevant Newco Shares, save as expressly permitted under paragraph 2(a) would or might:

(A)	restrict or impede us voting in favour of the UK Scheme;

(B)	restrict or impede us acting in accordance with this Undertaking, including, without limitation, paragraph 8 in the context of the Partial Share Alternative;

(C)	restrict or impede Newco approving the Capital Increase or the Belgian Merger or the Newco Resolutions;

(D)	impede any Relevant Newco Resolution (as defined in paragraph 13) which is not a Newco Resolution being adopted or rejected in a manner consistent with the implementation of the Transaction; or

(E)	otherwise frustrate the Transaction or any part thereof,

and for the avoidance of doubt, references in this paragraph 2(f) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the UK Scheme, the Belgian Merger, the Belgian Offer or the Transaction lapses or is withdrawn or if this Undertaking ceases to be binding or following any other event; or

(g)	amend or replace any Facility Agreement other than:

(i)

where such Facility Agreement as amended or replaced is on substantially similar terms to the relevant Facility Agreement prior to such amendment or replacement (other than any changes which are reasonably necessary to ensure the continuation of the loans under the Facility Agreements in the context of: (A) differences between shares in SABMiller, Restricted Shares and New Ordinary Shares; (B) the terms of this Undertaking; and (C) the terms of the Transaction); and

(ii)	where such amendment or replacement is not intended to increase the likelihood that we would be able to exercise the termination right under paragraph 27(e) at any time.

3.        The creation of any Encumbrance pursuant to paragraphs 2(a)(iv), 2(a)(v) or 2(a)(vi) (a Relevant Pledge) shall be subject to the prior written consent of AB InBev (not to be unreasonably withheld, conditioned or delayed) and, for the avoidance of doubt, it shall not be reasonable for AB InBev to withhold its consent to any Relevant Pledge if:

(a)

AB InBev has received such evidence as it reasonably requires in order to satisfy itself that the Relevant Pledge and the underlying arrangements which it secures are bona fide, are not being entered into in order (whether in whole or in part) to circumvent the restrictions of this Undertaking and that the Relevant Pledge is unlikely to be foreclosed upon;

(b)	AB InBev has received a legally binding and duly executed undertaking in favour of AB InBev:

(i)

(which does not contain this paragraph 3 or the provisos to paragraph 2(a) or any similar provision) on terms no less favourable in any material respect to AB InBev than those undertakings set out in this Undertaking, with such changes as may be reasonably required by AB InBev to: (i) take account of the nature, terms and conditions of the Relevant Pledge; and (ii) result in AB InBev having equivalent protection in relation to the undertakings and representations and warranties (including, without limitation, under paragraph 1(d)) set out in this Undertaking as it would have if the Relevant Pledge had not been entered into; or

(ii)	which is a Bank Irrevocable in a form consented to by AB InBev, in AB InBev’s absolute discretion, in relation to a specific person or circumstance; and

(c)

where the relevant mortgagee, pledgee or other security holder’s (a Pledgee) registered address is not located in England and Wales, the Pledgee appoints an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with the undertaking entered into pursuant to paragraph 3(b).

4.	We further undertake not to, until the earlier of:

(a)	this Undertaking lapsing in accordance with paragraph 27; or

(b)	the completion of the Belgian Merger,

acquire any interests (as defined in the City Code) or otherwise deal or undertake any dealing, (as defined in the City Code) other than: (i) the release of any pledge under a Pledge Arrangement; or (ii) any dealing permitted by paragraph 2(a) above, in any relevant securities (as defined in the City Code) of SABMiller or Newco unless the Panel on Takeovers and Mergers (the Panel)) determines, and confirms to AB InBev, that, in respect of such acquisition or dealing, we are not acting in concert with AB InBev pursuant to Note 9 on the definition of “Acting in concert” set out in the City Code.

5.        We undertake to cause the registered holder of any Beneficial Shares or Further Beneficial Shares to comply with the undertakings in paragraphs 2 and 4 in respect of the Beneficial Shares and the Further Beneficial Shares (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event).

Partial release of Existing Pledge Arrangements

6.        We undertake to procure that not less than 5 million Beneficial Shares are released from the Existing Pledge Arrangements in favour of BNP Paribas S.A. (Jersey Branch) within 5 Business Days of the release of the Press Announcement and to procure that no Pledge Enforcement Event occurs prior to such Beneficial Shares being released. Following such release such shares shall be treated as Further Beneficial Shares.

Undertaking to vote in favour of the UK Scheme and the Transaction

7.        We undertake that (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event):

(a)

we shall either: (i) exercise all voting rights attaching to any Further SABMiller Shares to vote in favour of all resolutions (Relevant Resolutions) to approve or required to implement the UK Scheme, the Belgian Merger and/or the Transaction, proposed at any general or class meeting (General Meeting) and UK Court convened meeting (Court Meeting) of SABMiller to be convened and held in connection with the UK Scheme, the Belgian Merger and/or the Transaction, or at any adjournment of any such meeting; or (ii) if for the purposes of the vote of SABMiller Shareholders on the UK Scheme at the UK Scheme Court Meeting we do not form part of a class with the general body of SABMiller Shareholders, provide our written individual consent to the terms and implementation of the UK Scheme in relation to any Further SABMiller Shares;

(b)

we shall execute any forms of proxy in respect of any Further SABMiller Shares required by AB InBev appointing any person nominated by AB InBev to attend and vote at any General Meeting or Court Meeting (when we are able to vote) in respect of the Relevant Resolutions, and shall ensure that any such executed forms of proxy are completed and returned so as to be received by SABMiller’s registrars not later than 3.00 p.m. on the day falling four Business Days prior to the deadline for receipt of proxy forms set out in the formal document setting out the terms and conditions of the UK Scheme Document or the relevant notice of General Meeting or Court Meeting (or, in respect of any Further SABMiller Shares, within three days of becoming the registered holder of such shares, if later);

(c)	we shall not revoke the terms of any proxy submitted in accordance with paragraph 7(b), either in writing or by attendance at any General Meeting or Court Meeting or otherwise;

(d)

subject to the provisos to paragraph 2(a), Newco shall acquire the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares pursuant to the UK Scheme which provides for the transfer of such shares to Newco free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares including, without limitation, the right to all dividends declared or paid after the date of this Undertaking, other than any Permitted Dividends; and

(e)

we shall cause the registered holder of the Beneficial Shares and any Further Beneficial Shares to comply with the undertakings in paragraphs 7(a) to 7(d) in respect of the Beneficial Shares and the Further Beneficial Shares.

Partial Share Alternative

8.        We hereby undertake (and undertake to irrevocably and unconditionally instruct the Agent on our behalf) other than, in respect of the Pledged Shares, where and to the extent that such action is prevented by the occurrence of a Pledge Enforcement Event the exercise by a Secured Party of its rights under the Pledge Arrangements or following a Pledge Enforcement Event:

(a)

to elect for the Partial Share Alternative in respect of the Initial Shares received in respect of all of the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares and to deliver a Form of Election in respect of all of the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares, duly completed so as to elect for the Partial Share Alternative and receive the maximum possible number of Restricted Shares that are available in respect of all the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares (as appropriate) under the Partial Share Alternative in accordance with the instructions set out in the UK Scheme Document and the Form of Election, as soon as possible and in any event within fourteen days after the posting of the UK Scheme Document (and, for the avoidance of doubt, not to elect for the Cash Consideration in respect of any Further SABMiller Shares);

(b)	not to directly or indirectly tender any of our Initial Shares into the Belgian Offer except for such number of Initial Shares as:

(i)	is required to satisfy the cash element of the Partial Share Alternative, (such Initial Shares, the Cash Top-Up Shares); and

(ii)

(to the extent that our election for Restricted Shares under the Partial Share Alternative cannot be satisfied in full and is scaled back) is required to satisfy the Cash Consideration payable to us (such Initial Shares, the Cash Consideration Shares);

(c)	to accept the Belgian Offer in respect of the Cash Top-Up Shares and the Cash Consideration Shares to the extent referred to in paragraph 8(b);

(d)	not to withdraw or allow to be withdrawn the election, tender or acceptance referred to in paragraphs 8(a) to (c); and

(e)	to cause the registered holder of the Beneficial Shares and any Further Beneficial Shares to comply with paragraphs 8(a) to (d).

9.        We agree that (notwithstanding any terms of the UK Scheme or the Belgian Offer to the contrary) any election, withdrawal or instruction which is inconsistent with paragraph 8 shall be treated as invalid.

Voting Rights

10.        From the time AB InBev releases the Press Announcement to the time this Undertaking lapses in accordance with paragraph 27 (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event):

(a)

we shall exercise the voting rights attached to any Further SABMiller Shares on an Additional SABMiller Resolution (as defined in paragraph 11) only in a manner consistent with the implementation of the Transaction;

(b)

for the purpose of voting on an Additional SABMiller Resolution, we shall execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of SABMiller (and shall not revoke the terms of any such proxy whether in writing, by attendance or otherwise); and

(c)

we shall cause the registered holder of the Beneficial Shares and any Further Beneficial Shares to comply with paragraphs 10(a) and 10(b) in respect of the Beneficial Shares and any Further Beneficial Shares.

11.	An Additional SABMiller Resolution means:

(a)

other than a Relevant Resolution, any resolution (whether or not amended) proposed at a General Meeting of SABMiller, or at an adjourned meeting, which, if passed, might reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to impede or frustrate the Transaction (or any part thereof) in any way (including, without limitation and for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to SABMiller which is proposed in competition with or which might reasonably be expected to frustrate the Transaction) or which is to approve a matter for the purposes of Rule 21 of the City Code;

(b)	a resolution to adjourn a General Meeting of SABMiller whose business includes the consideration of a resolution falling within paragraph 11(a); and

(c)	a resolution to amend a resolution falling within paragraph 11(a) or paragraph 11(b).

12.        From the time AB InBev releases the Press Announcement to the time immediately following Completion (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event):

(a)

we shall provide any assistance AB InBev may reasonably require to as soon as reasonably practicable answer any request or question from the Panel or the Belgian Financial Services and Markets Authority (BFSMA);

(b)	we shall exercise the voting rights attached to the Relevant Newco Shares issued to us on a Relevant Newco Resolution only in a manner consistent with the implementation of the Transaction;

(c)

for the purpose of voting on a Relevant Newco Resolution, we shall execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of Newco (and shall not revoke the terms of any such proxy whether in writing, by attendance or otherwise); and

(d)	we shall cause the registered holder of any Relevant Newco Shares beneficially owned by us to comply with paragraphs 12(b) and 12(c) in respect of those Relevant Newco Shares.

13.	A Relevant Newco Resolution means:

(a)	if applicable, a Newco Resolution;

(b)	a resolution (whether or not amended) proposed at a General Meeting of Newco, or at an adjourned meeting:

(i)

the passing of which is required to implement the Transaction, including but not limited to the implementation of any Remedies (as defined in paragraph 18), any vote on the Capital Increase or the Belgian Merger, any amendment to the bylaws of Newco, or any decision regarding the composition of Newco’s board of directors;

(ii)

which, if passed, might reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to impede or frustrate the Transaction in any way (including, for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to Newco which is proposed in competition with or which might reasonably be expected to frustrate the Transaction); or

(iii)	which is to approve a matter for the purposes of Rule 21 of the City Code;

(c)	a resolution to adjourn a General Meeting of Newco whose business includes the consideration of a resolution falling within paragraph 13(a) or paragraph 13(b); or

(d)	a resolution to amend a resolution falling within paragraph 13(a), paragraph 13(b) or paragraph 13(c).

Documentation

14.	We consent to:

(a)	this Undertaking being disclosed to the Panel and the BFSMA;

(b)

the inclusion of references to us and the registered holder of any Beneficial Shares, and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of SABMiller or Newco being included in the Press Announcement in the form attached and any scheme document or offer document published in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of AB InBev or Newco in connection with the Transaction, subject to any amendments thereto that may be approved by us; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

15.        We shall as soon as reasonably practicable give AB InBev all information and any assistance as AB InBev may reasonably require relating to us for the purpose of:

(a)	the preparation of any material announcement to be made, or material document to be issued, by or on behalf of AB InBev or Newco in connection with:

(i)	the UK Scheme, the Belgian Offer or the Belgian Merger; or

(ii)

the Transaction in order to comply with the requirements of the City Code, the Panel, the Court, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the BFSMA, the JSE or any other legal or regulatory requirement or body; and

(b)	obtaining any regulatory clearance which is a Condition as set out in the Press Announcement (including, for the avoidance of doubt, the Clearances),

and, in each case, we shall as soon as reasonably practicable notify AB InBev in writing of any change in the accuracy or impact of any information previously given to AB InBev of which we become aware.

Secrecy

16.        We shall keep secret the terms and conditions of the Transaction and the existence and terms of this Undertaking until the Press Announcement is released (to the extent that such terms and conditions have not already been publicly announced by SABMiller and/or AB InBev), provided that we may disclose: (i) the same to SABMiller and its advisers and to our legal and financial advisers; and (ii) the existence and terms of this Undertaking and the Press Announcement to Banco Santander (Suisse) S.A., BNP Paribas S.A. (Jersey Branch), Deutsche Bank AG, London Branch, Citibank N.A., London Branch, and Bank of America N.A., London Branch and each of their professional advisers, in which case we shall procure that they observe secrecy in the same terms. The obligations in this paragraph shall survive termination of this Undertaking.

17.        We understand that the information AB InBev has given to us in relation to the Transaction must be kept confidential in accordance with paragraph 10 until the Press Announcement is released or the information has otherwise become generally available. To the extent any of the information is inside information for the purposes of the Criminal Justice

Act 1993 or the Financial Services and Markets Act 2000 or the Belgian law of 2 August 2002 on the supervision of the financial sector and on financial services, we will comply with the applicable restrictions in those enactments on dealing in securities and disclosing inside information.

Interpretation

18.	In this Undertaking:

(a)

references to Affiliates means in relation to an entity, a subsidiary undertaking, a parent undertaking, or a subsidiary undertaking of a parent undertaking of such entity, each such term having the meaning given in section 1162 of the Companies Act 2006;

(b)

references to Bank Irrevocable mean: (i) an undertaking entered into pursuant to paragraph 3(b); (ii) any other undertaking entered into by a Secured Party in favour of AB InBev, which AB InBev, in its absolute discretion, has confirmed in writing it considers to be a Bank Irrevocable for the purposes of this Undertaking; or (iii) any agreed form undertaking as contemplated by and in accordance with the terms of any Bank Irrevocable pursuant to (ii) above;

(c)	references to Current Unencumbered Shares mean the Beneficial Shares excluding the Current Pledged Shares;

(d)	references to an Encumbrance mean any mortgage, pledge, charge, assignment, lien or other security interest or encumbrance;

(e)	references to the Existing Pledge Arrangements mean the security interest agreements pursuant to which:

(i)	7,700,000 Beneficial Shares are pledged to Banco Santander (Suisse) S.A.;

(ii)	13,288,000 Beneficial Shares are pledged to BNP Paribas S.A. (Jersey Branch);

(iii)	18,000,000 Beneficial Shares are pledged to Deutsche Bank AG, London Branch;

(iv)	25,000,000 Beneficial Shares are pledged to Citibank N.A., London Branch; and

(v)	19,300,000 Beneficial Shares are pledged to Bank of America N.A., London Branch,

and Existing Pledge Arrangement means any one of them;

(f)	references to a Facility Agreement means a facility agreement secured by a Pledge Arrangement;

(g)	references to a Material Pledge Enforcement Event mean:

(i)

the exercise by the relevant Secured Party of an event of default under one or more Facility Agreements, the drawn down commitments under which, in aggregate, at the relevant time amount to not less than US$400,000,000 (four hundred million US dollars), resulting in the relevant Secured Parties taking possession of, directing the transfer of, exercising the power of sale, or accelerating such facilities making them immediately due or repayable on demand; or

(ii)

the exercise by the relevant Secured Party of a requirement to post additional collateral under one or more Facility Agreements where the aggregate value at the relevant time of the additional collateral which is required to be posted under such agreements is not less than US$600,000,000 (six hundred million US dollars); or

(iii)

(A) the exercise of an event of default by the relevant Secured Party under one or more Facility Agreements where the aggregate drawn down commitments at the relevant time under such agreements amount to less than US$400,000,000 (four hundred million US dollars); and (B) the exercise by the relevant Secured Party of a requirement to post additional collateral under one or more Facility Agreements where the aggregate value at the relevant time of the additional collateral which is required to be posted under such agreements is or would be less than US$600,000,000 (six hundred million US dollars), where the aggregate of:

(I)	the amount of the drawn down commitments at the relevant time under the Facility Agreements, in each case as referred to in part (A) of this paragraph 18(g)(iii), multiplied by a factor of 1.5, plus

(II)	the value at the relevant time of the additional collateral required to be posted under the Facility Agreements, in each case as referred to in part (B) of this paragraph 18(g)(iii),

is or would be equal to not less than US$600,000,000 (six hundred million US dollars);

(h)

references to the Pledge Arrangements mean the Existing Pledge Arrangements and/or any additional pledge or any replacement, amendment or substitution thereof which we entered into in accordance with paragraph 2(a)(iv), 2(a)(v), 2(a)(vi), 2(a)(vii), 2(a)(viii) or 2(a)(ix) as the case may be;

(i)

references to a Pledge Enforcement Event mean an event of default under a Facility Agreement which entitles a Secured Party to take possession of, direct the transfer of, or otherwise exercise any rights in respect of the Pledged Shares;

(j)	references to Pledged Shares mean any Current Pledged Shares and any other Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares subject to a Pledge Arrangement;

(k)	references to the Press Announcement are to the press announcement announcing the Transaction in the form attached in the appendix to this Undertaking;

(l)	references to Relevant Newco Shares mean the Initial Shares;

(m)

references to Remedies mean any conditions, measures, commitments, undertakings or remedies (including, but not limited to, disposals and any pre divesture reorganisations by either party) offered or required in connection with the obtaining of any Clearances (as defined in the Co-operation Agreement) and Remedy shall be construed accordingly;

(n)

references to Restricted Period mean the period of 48 hours from the time at which the Initial Shares are issued by Newco to us (or the holder of the legal title to the Pledged Shares in which we hold the beneficial interest);

(o)

references to a Secured Party mean the beneficiary under an Existing Pledge Arrangement, being Banco Santander (Suisse) S.A., BNP Paribas S.A. (Jersey Branch), Deutsche Bank AG, London Branch, Citibank N.A., London Branch or Bank of America N.A., London Branch or any other beneficiary under any other Pledge which we enter into in accordance with paragraph 2(a)(iv) (as applicable) or any person to whom the benefit of a Secured Party’s interest in Pledged Shares is transferred in accordance with paragraph 2(a)(ix) (as applicable); and

(p)

references to a Structure Change mean a change in the structure of the Transaction from that set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Press Announcement and Schedule 3 of the Co-operation Agreement which will, or AB InBev anticipate would:

(i)	introduce a new step or change the sequence of steps to implement the Transaction;

(ii)

be likely to result in the Initial Shares issued pursuant to the terms of the UK Scheme in substitution for the Beneficial Shares being held by shareholders electing for the Partial Share Alternative for more than five Business Days prior to: (A) the consolidation and reclassification of such shares into Restricted Shares; or (B) the transfer of the Initial Shares tendered into the Belgian Offer in respect of any Cash Consideration Shares;

(iii)

result in those SABMiller shareholders who elect for the Partial Share Alternative, at any time between the UK Scheme Effective Date and Completion: (A) holding any securities other than shares in SABMiller, Initial Shares and/or Restricted Shares; or (B) not receiving and holding any securities at all in respect of their Beneficial Shares;

(iv)	be to the legal form or jurisdiction of incorporation of Newco;

(v)	be to the rights of the Restricted Shares, to the extent relevant to any Secured Party; or

(vi)

result in Newco not being bound, with effect from Completion, by the terms of any written agreement between us and AB InBev in relation to the pledging of any SABMiller Ordinary Shares or any beneficial interest therein or any securities or rights derived therefrom;

Time of the Essence

19.        Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

20.        Newco shall not be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to make or proceed with the Transaction.

21.        We acknowledge and agree that in accordance with the terms of the Co-operation Agreement (as defined in the Press Announcement) in the event that a Break Payment (as defined in the Co-operation Agreement) has been paid pursuant to Clause 9 of the Co-operation Agreement, except with respect to (i) any amounts in respect of which AB InBev is required to indemnify SABMiller pursuant to Clause 9 of the Co-operation Agreement and (ii) fraud, SABMiller’s receipt of the Break Payment (plus any additional amounts in respect of VAT under Clause 9 of the Co-operation Agreement) shall be the sole and exclusive remedy of the SABMiller Group and/or its shareholders (including for the avoidance of doubt, us) in respect of any and all losses and damages suffered in connection with the Co-operation Agreement and the transactions contemplated by it. Accordingly, save in the case of (i) or (ii) above, in the event that the Break Payment has been paid, we hereby irrevocably (a) waive all rights, claims or actions that we may have against any member of the AB InBev Group or its shareholders or directors arising out of or in connection with the Co-operation Agreement and the transactions contemplated by it, and (b) undertake not to bring any such claims or actions in respect thereof in any court in any jurisdiction.

22.        Notwithstanding paragraph 31, if this Undertaking lapses, paragraph 21 shall continue in full force and effect.

Lapse of Undertaking, partial termination

23.        AB InBev undertakes to us to notify and consult with us as soon as reasonably practicable if AB InBev anticipates any Structure Change being publicly announced by AB InBev or SABMiller or published in any Transaction Documents, and in any event as soon as reasonably practicable prior to such announcement and publication (a Structure Change Notice). AB InBev shall specify to us: (a) in the Structure Change Notice; or (b) within three Business Days of receipt of a valid Anticipated Structure Change Notice (as defined in paragraph 24), whether AB InBev or SABMiller are required to make the Structure Change: (i) due to applicable law or regulation (including, without limitation, the City Code); or (ii) by any applicable regulatory body (including, without limitation, the BFSMA and the Takeover Panel).

24.        We shall notify AB InBev in writing as soon as reasonably practicable and, in any event, within ten Business Days of becoming aware, if we become actually aware of a Structure Change which has not previously been notified to us pursuant to paragraph 23, setting out the details of the relevant Structure Change (an Anticipated Structure Change Notice).

25.        Following any notification of a Structure Change by AB InBev under paragraph 23 or by us under paragraph 24:

(a)

AB InBev and we each undertake to act reasonably and in good faith (including, without limitation, by providing all relevant extracts of material information to the other) to agree and implement a solution (in a timely manner, taking account the timetable (and any applicable deadlines) in respect of the implementation of the Transaction), which will minimise the adverse effect to AB InBev and us (including, without limitation, through us: (i) taking reasonable steps to negotiate and agree with any relevant Secured Parties relevant waivers; and (ii) acting reasonably to seek, in conjunction with any relevant Secured Parties, to cure any relevant potential or actual event of default under any Facility Agreement, and in this context: (A) the “reasonableness” of such cure shall be from our perspective in the context of the relevant Facility Agreement; and (B) to the extent that it is proposed that the cure will comprise in whole or part the repayment of such Facility Agreement or the posting of additional collateral, the relevant figures in the definition of Material Pledge Arrangement Default shall be adjusted downwards to be the equivalent figures net of any payment made or to be made or collateral posted or to be posted as part of any cure of any potential or actual event of default or subsequent acceleration), provided that this paragraph shall not require any party or any person acting in concert with either of them to enter into any arrangement which would be prohibited under Rule 16 or Rule 21.2 of the Code; and

(b)

we shall use all reasonable endeavours to agree and implement suitable amendments (in a timely manner, taking into account the timetable (and any applicable deadlines) in respect of the implementation of the Transaction), to the terms of any Facility Agreements under which there might be a potential or actual event of default if the Transaction were to be implemented in accordance with the Structure Change, provided that this obligation shall not oblige us to take any action which would otherwise be restricted under this Undertaking, unless AB InBev has provided its binding prior written consent to such action.

26.        AB InBev shall notify us in writing if (i) the irrevocable undertaking entered into on or about the date of this Undertaking between AB InBev and Altria (the Altria Irrevocable) in connection with the Transaction lapses in accordance with its terms; or (ii) the Altria Irrevocable is varied or waived such that (in aggregate) there are commitments or obligations in force from, or on behalf of, holders of shares in SABMiller or Initial Shares (excluding Beneficial Shares, any Further Beneficial Shares and any Further SABMiller Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 shares in the capital of SABMiller.

27.        This Undertaking shall lapse and cease to have effect to the extent not already undertaken and without prejudice to any liability for antecedent breach:

(a)	if the Press Announcement is not released by 5p.m. on 11 November 2015 or such later date as we, AB InBev and SABMiller may agree;

(b)

subject to paragraph 28, if AB InBev publicly announces that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

subject to paragraph 28, if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been publicly announced, in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)

subject to paragraph 28, if the UK Scheme does not become unconditional and effective by the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(e)

subject to paragraph 29, if: (A) AB InBev or SABMiller publicly announce a Structure Change or a Structure Change is published in any Transaction Document; (B) a Structure Change Notice or valid Anticipated Structure Change Notice has been delivered; (C) we have not given our written consent to such Structure Change; and (D) (other than in the case of paragraph 18(p)(vi)) we provide AB InBev with written notice, countersigned by or accompanied by notices from the relevant Secured Parties which individually or in aggregate confirm that there has been or they expect there would be a Material Pledge Enforcement Event as a consequence of the proposed Structure Change if the Transaction were to be implemented in the manner contemplated by that Structure Change (such Structure Change being a Relevant Structure Change); or

(f)	on written notice from us following receipt of a notice from AB InBev pursuant to paragraph 26.

28.        Subject to paragraphs 27(e) and 29, in the event that: (i) AB InBev elects to implement the Transaction by way of, among other steps, an offer to be made by Newco to acquire the ordinary share capital of SABMiller (rather than the UK Scheme); and (ii) we have consented to such election, all provisions of this Undertaking shall apply to such offer or its implementation mutatis mutandis.

29.        If: (A) due to applicable law or regulation (including, without limitation, the City Code) or any applicable regulatory body (including, without limitation, BFSMA and the Takeover Panel), AB InBev or SABMiller are required to make the Structure Change; and (B) the Structure Change is a Relevant Structure Change:

(a)	this Undertaking shall not lapse pursuant to paragraph 27(e);

(b)	AB InBev shall use all reasonable endeavours to minimise any adverse consequences to us of such Relevant Structure Change;

(c)

the undertakings set out herein shall not apply in respect of any: (i) Current Pledged Shares; or (ii) securities or rights in or derived from any Current Pledged Shares; or (iii) any Pledge Arrangements to the extent applicable to such shares, securities, rights and interests (in each case, to the extent not already undertaken and without prejudice to any antecedent breach). For the avoidance of doubt, this paragraph (c) shall not disapply or amend any of the undertakings in respect of the Current Unencumbered Shares or any securities or rights in or derived from any of the Current Unencumbered Shares set out in this Undertaking;

(d)

the provisions of paragraphs 2(c), 2(d), 2(e), 6, 7, 10, 11, 12, 13, 24 and 39 shall lapse and cease to have effect (to the extent not already undertaken and without prejudice to any antecedent breach);

(e)	the provisions of paragraph 2(a)(vii) shall be amended by deleting “would not have the effect of frustrating the Transaction and”;

(f)

the undertaking under paragraph 15 shall be limited to the provision of information relating to us required by applicable law or regulation (including, without limitation, the City Code), or any applicable regulatory body (including, without limitation, BFSMA and the Takeover Panel) and updating any such information (and shall not include any requirement to provide assistance or to provide or update any other information);

(g)

any reference to this Undertaking or a paragraph or other part of it shall be to this Undertaking or such part or paragraph, excluding any part which has lapsed in accordance with this paragraph 29 and subject to the amendments set out in this paragraph 29; and

(h)

for the avoidance of doubt, subject to paragraphs 29(c) to 29(g) inclusive, all other undertakings and provisions of this Undertaking shall remain in full force and effect (including, without limitation, in respect of the Beneficial Shares, the undertaking to elect for the Partial Share Alternative pursuant to paragraph 8).

30.        AB InBev acknowledges that the termination right under 27(e) and the provisions of paragraph 29 are included to address certain specific concerns we would have in the circumstances set out in those paragraphs and are without prejudice to our right to make representations to the Panel if AB InBev change or purport to change any term of the offer or other aspect of the Transaction which we reasonably believe would be detrimental to our interests.

31.        If this Undertaking lapses, we shall have no claim against AB InBev or Newco.

Confirmation

32.        We confirm that in signing this Undertaking we are not a client or customer of Lazard for the purposes of the Conduct of Business Sourcebook of the Financial Conduct Authority and acknowledge that Lazard is acting for AB InBev in connection with the Transaction and no-one else and is not responsible to anyone other than AB InBev for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Transaction. We confirm that we have been given an adequate opportunity to consider whether or not to execute this Undertaking and to obtain independent advice.

Power of Attorney

33.        In order to secure the performance of our obligations under this Undertaking, we appoint the directors of AB InBev (as they hold office from time to time) jointly and severally as our attorneys (each an Attorney and, together, the Attorneys) if AB InBev, acting reasonably (having taken advice of outside legal counsel), deems that we have failed or are failing to comply with any of our obligations and undertakings in paragraph 7 or 8 in our name and on our behalf to: (a) take any steps and do any and all things; and (without prejudice to the generality of the foregoing) (b) to consider, amend, settle, approve, sign, execute, deliver and/or issue all agreements, documents, forms of proxy, certificates and instruments (all whether as a deed or not), as any Attorney (having taken advice of outside legal counsel) considers, necessary or desirable to ensure compliance with such obligations and undertakings in respect of the Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares and any Relevant Newco Shares (as appropriate).

34.        All actions authorised by this power of attorney may be taken by any of the Attorneys. Any and all acts done, decisions made and instruments or other documents executed pursuant to this power of attorney by one of the Attorneys shall therefore be as valid and effectual as though done by all of the Attorneys.

35.        We agree that this power of attorney is given by way of security to secure the performance of our obligations in paragraphs 7 and 8 and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 unless and until this Undertaking lapses in accordance with paragraph 27.

Variation

36.        No variation of this Undertaking shall be effective unless agreed between each of AB InBev and us.

Specific Performance

37.        We agree that if we fail to comply with any of the undertakings or our obligations under this undertaking, damages may not be an adequate remedy and accordingly AB InBev shall be entitled to seek the remedies of injunction, specific performance and other equitable relief in respect of any actual or threatened breach.

Third party rights

38.        Newco shall (with the consent of AB InBev) have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date of its incorporation, against us only, subject to and in accordance with:

(a)	the terms of paragraph 45 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

39.        Subject to the remaining provisions of this paragraph 39, in relation to paragraphs 7 and 37 only, SABMiller shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), against us only, subject to and in accordance with the terms of paragraph 45 (Governing Law). SABMiller’s rights under this paragraph 39 are subject to the condition that SABMiller has at all times during the term of this Undertaking an equivalent right to enforce the irrevocable undertaking entered into on or around the date of this Undertaking between AB InBev and Altria. The parties to this Undertaking may by agreement vary any term of it other than paragraph 7, paragraph 33 and this paragraph 39 without the consent of SABMiller.

40.        Save as provided in paragraphs 38 and 39, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Notice

41.        Notices under this Undertaking shall be sent to AB InBev by hand delivery or by email at its physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Email address: mark.rawlinson@freshfields.com, alison.smith@freshfields.com and if to us, by hand delivery or by email at our physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Juan Carlos Garcia

Physical address:	Quadrant Capital Advisors, Inc.

499 Park Avenue, 24th. Floor

New York, New York 10022

USA

Email address:	JCGarcia@qcai.com

with a copy to (but such copy shall not constitute notice):

Attention:	Gillian Fairfield and Stephen Wilkinson

Physical address:	Herbert Smith Freehills LLP

Exchange House

Primrose Street

London EC2A 2EG

United Kingdom

Email address:	gillian.fairfield@hsf.com, stephen.wilkinson@hsf.com

42.        Any notice given under this Undertaking shall, in the absence of earlier receipt, be deemed to have been duly given:

(a)	if delivered by hand, on delivery; or

(b)	if sent by email, when sent.

43.        As nearly as possible at the same time as any notice under this Undertaking is given, each of the persons referred to in paragraph 41 above shall be informed by telephone and text on the numbers given to us in writing by the applicable party for such purpose with reference to this paragraph.

44.        Each party shall, where such party sends a notice by facsimile or email to the other party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable international courier to the physical address of the other party.

Governing Law

45.        This Undertaking and any non-contractual obligations arising under it shall be governed by and construed in accordance with English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including, without limitation, claims for set-off and counterclaims) arising out of or in connection with this Undertaking including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Undertaking; and (ii) any non-contractual obligations arising out of or in connection with this Undertaking. We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent shall be Law Debenture currently of Fifth Floor, 100 Wood Street, London EC2V 7EX and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if for any reason, AB InBev requests us to do so we shall promptly appoint another such agent with an address in England and advise AB InBev. If following such a request we fail to appoint another agent, AB InBev shall be entitled to appoint one on behalf of us.

EXECUTED as a DEED and	)	SIGNATURE: /s/ PETER PEARMAN
DELIVERED on behalf of BEVCO LTD.,	)
a company incorporated in Bermuda	)	NAME: Peter Pearman
by two of its directors being persons who,	)
in accordance with the laws, of that	)	in the presence of:
territory, are acting under the authority of	)
the company	)	signature: /s/ PAUL NYSTRÖM
)
	)	name: Paul Nyström
)
	)	address: 10 Lover’s Lane
)
	)	Paget PG05
)
	)	Bermuda
)
	)	SIGNATURE: /s/ GUY COOPER
)
	)	NAME: Guy Cooper
)
	)	in the presence of:
)
	)	signature: /s/ PAUL NYSTRÖM
)
	)	name: Paul Nyström
)
	)	address: 10 Lover’s Lane
)
	)	Paget PG05
)
	)	Bermuda

Acknowledged and agreed by Anheuser-Busch InBev SA/NV

EXECUTED as a DEED and	)	SIGNATURE: /s/ MARIA BARROS
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Maria Fernanda Rocha Barros
a company incorporated in Belgium	)
by Maria Fernanda Rocha Barros	)
and Jan Vandermeersch,	)	SIGNATURE: /s/ JAN VANDERMEERSCH
being persons who, in accordance with the	)
laws of that territory, are acting under the	)	NAME: Jan Vandermeersch
authority of the company	)

APPENDIX

PRESS ANNOUNCEMENT

[See Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Report on Form 6-K filed on November 12, 2015]